Exhibit 99.1

Ballard Announces Delivery of Two Class Approved FCwave™ Modules to Norled A/S

VANCOUVER and HOBRO, Denmark, Feb. 2, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) has delivered two, 200 kilowatt (kW) FCwaveTM modules to Norled A/S (www.norled.no), one of Norway's largest ferry and express boat operators. The fuel cell modules will power the world's first liquid hydrogen-powered ferry, the MF Hydra, later this year.

MF Hydra will be the first hydrogen-powered ship to be approved by the Norwegian Maritime Directorate, the Norwegian Directorate for Civil Protection and Emergency Planning (DSB) and DNV. The vessel has a capacity of up to 300 passengers and 80 cars and will sail on the triangular route between Hjelmeland-Skipavik-Nesvik in Norway.

Erlend Hovland, Chief Technology Officer at Norled A/S says: "This is a pioneering project. It represents a significant turning point for both Norled A/S and the rest of the maritime sector. We believe that hydrogen will play a significant role in the future of zero-emission ships. The delivery of the fuel cell modules from Ballard enables us to continue our work to deliver and operate the world's first ferry to be fueled by liquid hydrogen."

The FCwaveTM modules for Norled A/S have been designed, manufactured, and tested at Ballard's Marine Center of Excellence in Hobro, Denmark. The two FCwaveTM marine fuel cell modules have been approved by DNV, one of the world's leading classification and certification bodies. The approval of the two modules confirms that the design of FCwaveTM conforms to recognized marine industry quality and safety standards and regulations, as well as international conventions.

Søren Østergaard Hansen, General Manager, Marine and Stationary, Ballard Power Systems Europe A/S adds: "The handover of the FCwaveTM modules to Norled A/S marks an important milestone for Ballard and demonstrates that hydrogen fuel cells are out of the starting blocks and on the way to lead in zero-emission technologies for the marine industry. Through the experience gained in projects with Norled A/S and other marine partners, we have taken a big step towards the goal of receiving the official Type Approval from DNV, which will certify that the FCwaveTM has met the functional, design, documentation and safety requirements necessary for global marine commercialization."

The Norwegian government has introduced its action plan for green shipping with an ambitious goal to reduce emissions from domestic shipping and fishing vessels by 50 percent by 2030. This also included the introduction of requirements for zero-emission cruise ships and ferries in its World Heritage Fjords no later than 2026. This will make the fjords the world's first zero-emission zone at sea.

Hydrogen fuel cell systems are a viable zero-emission pathway for ferry operators and Ballard's fuel cell modules offer a compelling value proposition for the marine market in: (i) design flexibility, including modular components and scalable power (from 200kW to MWs) to support vessel propulsion, auxiliary power and/or system redundancy; (ii) extended range, proportionate to the volume of energy-rich liquid hydrogen fuel stored on board a vessel; and (iii) positive economics, underpinned by the compatibility of fuel cell DC power with battery hybrid electric architectures.

ABOUT BALLARD POWER SYSTEMS

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements concerning the development and delivery of fuel cell products and Norled A/S's use of such products, and the benefits and anticipated market adoption of them by CP and others. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton - VP Investor Relations, +1.604.453.3939, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 02-FEB-22